Pax World Funds Series Trust I
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801

13 May 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Patricia Williams

Re:	Pax World Funds Series Trust I (CIK No. 0001098605)
	Application for Withdrawal of Post-Effective Amendment No. 57 Registration Statement on Form N-1A (File No. 002-38679)

Dear Ms. Williams:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the 'Securities Act'), Pax World Funds Series Trust I (the 'Registrant') hereby applies for an order granting withdrawal of post-effective amendment no. 57 to its registration statement on Form N-1A ('PEA 57'), filed pursuant to Rule 485(a) under the Securities Act on March 30, 2009 (accession no. 0001104659-09-021298).

As you discussed with Jacob Comer by telephone, the Trust filed post-effective amendment no. 58 to its registration statement on Form N-1A ('PEA 58') pursuant to Rule 485(b) under the Securities Act on May 1, 2009, and, pursuant to Rule 485(d) under the Securities Act, PEA 57 therefore will not become effective. However, we are applying for an order granting withdrawal of PEA 57 at your request and for your administrative convenience.

If you have any questions regarding this application for withdrawal, please contact Jacob Comer of Ropes & Gray LLP, outside counsel to the Registrant, at 617.951.7913.

Sincerely,

/s/ John Boese

John Boese
Chief Compliance Officer



13 May 2009